Timothy J. Stabosz
                             1307 Monroe Street
                             LaPorte, IN  46350
                             PH: (219) 324-5087



Board of Directors
Scotts Liquid Gold-Inc.
4880 Havana Street
Denver, CO  80239


Mark E. Goldstein
Jeffrey R. Hinkle
Dennis H. Field
Jeffry B. Johnson
Gerald J. Laber
Philip Neri

December 11, 2012

Members of the Scott's Liquid Gold ("SLGD") Board:

One truly has to wonder, with utmost awe and astonishment, what exactly it is about a letter from your largest outside shareholder, merely requesting a meeting with the SLGD board to discuss the intended use of proceeds from a pending real estate transaction, that would cause the board to go into a frenzy of conniptions, attacks, threats, and brinksmanship. Surely, you must realize, in its wild disproportion, how absurd your 8-K filing and attorney letter make the board look.

Instead of engaging in this grotesque act of corporate waste, frittering away shareholder monies on an outside "hack job," why didn't you just pick up the telephone and CALL me, to listen to what my thoughts and ideas were, and where I was coming from? Why didn't you remotely consider THAT as the honorable, responsible, measured, and preferred course? I think the answer is clear.

The disingenuous intent of the board is plainly evident: Procure a hired gun to "trump up" a host of baseless charges, and throw them against the wall to see how many "stick," in order to INTIMIDATE, MANIPULATE, AND SILENCE a shareholder, who (my legal counsel assures me) has every right to voice his opinion about Scott's Liquid Gold's failed corporate governance, failed executive oversight, and wanton destruction of shareholder value, at the hands of an incompetent CEO, who has been self-entrenched for 22 tragic years.

In order to set the record straight, and defend my integrity, you have forced me to take the time to respond and rebut the false, misleading, and mendacious charges in the board's "purchased attack letter." I will have you know that I am none too pleased...and I reserve all rights to hold you accountable, as a civil matter, for soliciting an outside attorney to muckrake such utterly inane allegations that 1) were and are wrong, 2) you knew were wrong, and 3) that you made in reckless disregard of the truth. To wit:

1) Stabosz's public communications "give rise to an actionable claim...for interference with a prospective business opportunity."

This is clearly a figment of your outside legal counsel's imagination.   My
counsel has made it clear to me that my PUBLIC SUPPORT of the real estate transaction makes this charge baseless, vexatious, and fraudulent in its essence. Furthermore, merely because the company is in the process of selling a piece of real estate, the notion that that precludes shareholders from voicing public opinions about the use of the proceeds, governance of the company, or any other matters, is an absolute canard, and represents a coercive attempt by the SLGD board to stifle a shareholder in the legitimate exercise of his 1st Amendment rights.

2) Stabosz's 13D "contains materially misleading statements, in violation of applicable securities laws."

This claim is patently FALSE, and shows a reckless disregard for the truth on the part of the board. (See below items.)

3) "You have made omissions in the Schedule 13D regarding the shareholder group you claim to represent."

I did not "claim" to represent anyone other than myself, nor could it, by any reasonable standard, be argued that I am part of a 13D group. I mentioned two other shareholders, in my filing, simply because I MET them at the 2011 annual meeting (a public venue)...and I happened to witness, at that meeting, that they contributed sustantially, in their own right, to the discussion about how Scott's Liquid Gold could best cure its dysfunctional governance. Since I didn't believe it appropriate to limit the input in my proposed private meeting with the board to myself, in my most recent board letter, I asked the board to consider including those two other major shareholders, AND OTHER LARGE SHAREHOLDERS. No self-respecting observer could claim that that somehow "morphs" me into a "group," and my counsel assures me that there is no legal precedent suggesting otherwise.

4) "You made...misstatements regarding the anticipated net proceeds" of the transaction.

My definition of "net proceeds" apparently differs from the company's. My reference to "net proceeds" is accurate in the context I presented it (sale price of real estate, less estimated commission, less pay off of mortgage debt).

5) "You also suggest that the sale/leaseback transaction...would allow the company to pay a 50 cent dividend. This suggestion is materially inaccurate and dangerous..."

There is nothing "dangerous" about it. What I DID say is that the sale/leaseback transaction, AS PART OF A MULTI-STEP PROCESS TO MAXIMIZE SHAREHOLDER VALUE, would, IN MY ESTIMATION (depending on how exactly the company chooses to restructure its balance sheet, management, operations, etc.), allow the company to pay a 50 cent dividend. I am still convinced that that is true.

6) "For years, the company's management and board has endured with patience your ongoing verbal assaults and character assasinations."

The claim is false. My first public filing taking the board to task was not "years" ago...it was in March of 2011. Prior to that, I had tried to, in vain, discreetly and in the background, get Mr. Goldstein to confront his inherently conflicted position, vis a vis the company and "his" board. But it became increasingly clear to me that this was not something Goldstein, or the board, were interested in facing, without public pressure and accountability...since Goldstein's primary consideration, this whole time, has been the maintenance of his personal sinecure (i.e. his $400,000+ a year compensation package), as well as his spouse's employment, in what has been treated as a "family owned" company...in stark defiance of Goldstein's and the board's fiduciary responsibility to outside shareholders.

7) "Your inflammatory remarks have added to the difficulty of navigating what has been one of the most challenging markets, particularly for this company's industry, that this country has ever experienced."

It has nothing to do with "this country" or "this company's industry"; it has to do with Scott's Liquid Gold! The power to FIX the company LIES WITHIN. It does NOT LIE IN EXCUSE-MAKING...or feeling sorry for Mr. Goldstein, and sticking one's head in the sand. The statement shows that the board remains firmly ensconced in a world of denial and evasion, and, reflecting a staggering moral default, continues to allow Mr. Goldstein to live in a similarly illusory world, by pretending as if Scott's Liquid Gold's problems the last 15 or more years are because of "challenging markets," as opposed to facing the patently obvious truth...which is that the company has a MANAGERIAL PROBLEM at the top.

8) "Not only have you attacked management, you have also made baseless claims about the independence, judgement, and integrity of the outside directors of the board."

The board has self-evidently been STACKED by Mark Goldstein, and, despite my ongoing demands that this nonsense stop, it still consists of 4 out of 6 members that are either employees, former employees, or otherwise beholden to the Goldstein family. It doesn't matter if the other 2 directors MIGHT be "nominally independent." They have engaged in a pattern of witnessing, countenancing, and enabling a board whose majority is collectively tethered to, exists exclusively as a rubber stamp for, and continues to do the bidding of the CEO, in a most unabashed and impudent of fashions.

9) "Despite your alleged grave concerns about the company's management and oversight...you have continued to acquire stock in the company."

This claim is totally irrelevant.  I have the right to buy or sell stock at
any time for any reason.   By buying MORE stock, in a company that needs
"fixing," I can be more effective in my efforts to bring about necessary change, and draw more attention to the importance of my cause.

10) "The company demands that you refrain from any further tortious activity..."

The company can fabricate "tortious activity" all it wants...but it is the TRUTH that will finally set Scott's Liquid Gold's outside shareholders free. And I fully intend to continue to tell that truth, with the exclusive goal of protecting, and enhancing, shareholder value. (Would that the derelict SLGD board had been been focused on the same thing, these last 22 years.)

I wish to again emphasize that I fully support the pending real estate transaction, and believe it is a necessary step in the process of unlocking the value that remains, for ALL of Scott's Liquid Gold's shareholders. But I also reiterate my request that the board seek a meeting with its larger outside shareholders, sooner rather than later, so that said shareholders may give input as to the appropriate use of the proceeds from the
transaction.   (The fact that you suggested in your December 3, 2012 8-K
filing that such input can wait until the shareholder meeting in May, is a grave affront, and clearly evidences that the board plans to continue remaining utterly passive, indulging the CEO's every whim and desire.)

In my view, as we move forward from this point, it will be most intriguing to see just how far "out on a limb" this board is willing to go, in standing by Mr. Goldstein, and continuing to fulfill its longstanding role of providing a sinecure, and a "safe world," for the SLGD scion to exist in.
In the case of Messrs. Johnson, Hinkle, and Field, I don't think anyone is surprised that they are incapable of making ANY kind of independent judgments. The case of bonafide outsiders Bud Laber and Philip Neri becomes much more interesting, and is going to be the true test. Should opportunities to "unlock value" present themselves, will Messrs. Laber and Neri stand up to be heard, and finally speak on behalf of the "rest of us"...or will they risk their professional reputations, and perversely fall on their swords, to "secure and bless" more of the same nonsense at Scott's Liquid Gold, that we've been seeing for years on end? If the latter, for what moral purpose, and to what fiduciary end?

Surely, the Scott's Liquid Gold board, as unaccountable as it is, can be compelled to face this one stark reality: The sale of the real estate represents the LAST CHANCE for outside shareholders to salvage significant value, with their investment in this company. Passively sitting by, and allowing the board to just "hand over" the proceeds to a failed CEO, to be frittered away at will, while he collects another $400,000 a year for the privilege of doing it, is the height of insanity. It is not something your outside shareholders can afford, financially or morally, to tolerate. I certainly know I'm not going to...without fully calling you to task, holding you individually responsible, and otherwise providing a moral witness to this continued travesty.

Large shareholders...all shareholders, in fact...deserve to be treated with respect, and it is long since time the board have the rectitude to place our rights and concerns on an equal footing to those of the inestimable Mr. Goldstein.

I again request a private meeting with you to discuss my thoughts and ideas on the appropriate uses of the proceeds from the pending real estate transaction.

With solemnity and resolve,


Timothy J. Stabosz